

Mail Stop 3561

December 23, 2016

Via E-mail
James R. Ficarro
Chief Operating Officer
NRE Delaware, Inc.
125 Park Avenue
New York, NY 10017

> **Re:** **NRE Delaware, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 30, 2016**
> **CIK No. 0001690680**

Dear Mr. Ficarro:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that Cantor Fitzgerald & Co. appears to be your affiliate. Please advise us why the registration statement does not reflect the use of a market-making prospectus. Additionally, please advise us how the underwriters plan to comply with prospectus delivery obligations.

3.   Please advise us if this registration statement covers the planned distribution by BGC Partners upon completion of this offering.

4.   Please provide us an analysis of the exemption you are relying on under the Investment Company Act of 1940. In this regard, we note your risk factor disclosure on page 33 describing circumstances under which your "interests in Newmark Holdings or Newmark OpCo could be deemed an 'investment security' for purposes of the Investment Company Act." We may have further comments

Summary, page 1

5.   We note the description of your separation from BGC and the related interests and agreements covers approximately 6 pages with legalistic details and embedded lists. For example, see the second bullet point paragraph on page 7. Please revise to present the subject matter in clear, concrete, everyday words. Additionally, please consider providing an executive summary of your relationship to the reporting company BGC Partners and the reasons for the transaction. It appears that you were formed when BGC Partners "first entered the commercial real estate business beginning in 2011 with [its] acquisitions of Newmark and Grubb & Ellis." It also appears your operations constitute approximately 40% of BGC's revenues and the IPO is meant unlock shareholder value, which BGC believes is "independently worth significantly more than what is reflected in [its] stock price."

6.   Please revise to provide context for the statement that your revenues have increased by nearly 350% since 2011. For example please clarify the approximate percent of the increase attributed to acquisitions. See also page 85 and the 28% figure on page 61.

7.   Where you address post-IPO exchangeable limited partnership interests, please disclose the number of "founding partners."

Our Post-IPO Organizational Structure, page 6

8.   If Newmark Holdings and/or Newmark OpCo are variable interest entities, please disclose that they are throughout the filing and provide variable interest entity disclosures similar to those in ASC 810-10-50. If they are not variable interest entities, please tell us why they are not.

The Distribution, page 10

9.   BGC Partners intends to dispose of all of the shares of your common stock upon the expiration of the lock up period. Please tell us and disclose whether this would constitute a change in control pursuant to your various agreements. If so, please also disclose as of the latest balance sheet date, the potential financial statement impact. Please similarly

address whether the offering transactions or the BGC Partners common stock disposition would result in the immediate vesting of any unvested equity.

Risk Factors, page 17

10.   Please revise to specify the nature and extent of possible consequences where you reference generic risks. For example, the fourth paragraph on page 21 references management agreements with obligations due to guaranteed savings. Disclosing the percentage of your revenues subject to such obligations would provide context for the reader to understand the extent of the risk. As non-exclusive examples, please revise
- The first risk factor on page 17 to explain where you believe you are in the current cyclical real estate market;
- The first risk factor on page 18 and the second risk factor on page 28 to clarify your exposure to significant clients in light of your statement on page 93 that your largest client accounted for approximately 0.6% of your total revenue.
- The first risk factor on page 44 to identify the "certain of our directors and officers."
Please revise risk factors accordingly.

11.   Please revise to include a risk factor addressing your exclusive forum provision referenced on page 163.

Upon the completion of this offering, we will be controlled by BGC Partners . . ., page 42

12.   We note in the carryover paragraph on pages 43 and 44 you state that your certificate of incorporation provides that no Cantor Company, BGC Partners Company or their representatives will owe any fiduciary duty or be held liable for breaches of fiduciary duties to you or your stockholders. Please revise to clarify the extent of the fiduciary carve out. For example, please clarify which fiduciary duties have been waived and identify any principal Cantor and BGC entities that will owe fiduciary duties. In this regard, it is unclear if you seek to waive fiduciary duties of all executive officers.

Special Note Regarding Forward-Looking Statements, page 46

13.   We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please delete any reference to the Litigation Reform Act.

Use of Proceeds, page 48

14.   Please revise the last paragraph to quantify the approximate amounts intended to be used for the principal purposes.

Capitalization, page 50

15.   Please tell us why non-controlling interests are excluded from stockholders' and members' equity in your capitalization table.

Unaudited Pro Forma Condensed Combined Financial Data, page 55

16.   Please tell us your basis for excluding non-recurring items from your pro forma balance sheet adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

Pro Forma Condensed Combined Balance Sheet, page 59

17.   Please breakout the pro forma equity section to reflect your new capital structure.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 59

18.   Please tell us and disclose your basis for including all of the offering shares in your pro forma earnings per share computations as disclosed in Note (E).

19.   Please present the receipt of offering proceeds, receipt of debt proceeds and the use of those proceeds as separate pro forma adjustments.

Management's Discussion and Analysis, page 61

20.   Please revise Liquidity on page 73 to quantify your liquidity as of the most recent practicable date on both a long-term and short-term basis.

Critical Accounting Policies
Goodwill, page 76

21.   Please expand your critical accounting policy disclosure to identify your reporting units for the purpose of goodwill impairment testing. Please also describe how you determined your reporting units in accordance with the guidance in ASC 350-20-35-33 through 35-37.

Regulation, page 95

22.   Please advise us if you are subject to any minimum net capital requirements or regulations regarding your capital markets operations.

Properties, page 96

23.   Please provide the disclosure required by Item 102 of Regulation S-K.

Certain Relationships and Related-Party Transactions, page 133

24.   We note your related party receivables and payables disclosed on page F-22 and F-51. Please provide the disclosure required by Item 404 of Regulation S-K for these related party receivables and payables or advise.

Combined Financial Statements

Combined Balance Sheets, page F-6 and F-33

25.   Please tell us your basis for presenting loans, forgivable loans and other receivables from employees and partners, net as a long-term asset as opposed to a reduction of invested equity. Refer to ASC 505-10-45-2 and SAB Topics 4:E and 4:G.

26.   Please tell us the consideration you gave to SAB Topic 1:B.3 given your planned distribution of a significant portion of the offering proceeds to your existing stockholder, BGC Partners.

Combined Statements of Cash Flows, pages F-10 and F-37
Note 6. Related Party Transactions, pages F-21 and F-50

27.   You indicate that transfers of cash, both to and from BGC's centralized cash management system, are reflected as a related party receivable or payable and included in cash flows from operating activities. Please tell us how you concluded all cash flows attributable to related party receivables and payables as well as loans, forgivable loans and other loans receivable from employees and partners represented cash flows from operating activities, rather than financing and/or investing activities. Financing activities include distributions to owners, obtaining resources from owners as well as borrowing money and repaying amounts borrowed, or otherwise settling the obligation. Refer to ASC 230-10-45-15 and ASC 230-10-20.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

28.   Your disclosure on page 92 indicates that you derive contractual and referral fees from agreements to operate on a collaborative and cross-referral basis with certain independently-owned offices. Please expand your revenue recognition policy disclosure to describe how you recognize the referral fees based on the criteria outlined in SAB 104.

Segments, page F-14

29.   Please disclose your revenues by service offering. Refer to ASC 280-10-50-40.

Note 3. Acquisitions, page F-18

30.   Please disclose the information required by ASC Sections 805-10-50, 805-20-50 and 805-30-50 regarding your acquisitions. See also ASC 805-10-55-37 through 55-50.

Undertakings, page II-2

31.   Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibits, page II-4

32.   Please file employment agreements with your executive officers. We note the disclosure beginning on page 121.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Stephen M. Merkel
        BGC Partners, Inc.

        David K. Lam
        Wachtell, Lipton, Rosen & Katz